UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Western Capital Resources, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

957881 10 5
(CUSIP Number)

WERCS and
Robert W. Moberly
400 East First Street
P.O. Box 130
Casper, WY   82602
Phone: (307) 233-8300

With a copy to:
Paul D. Chestovich, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402
Phone: (612) 672-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 957881 10 5	13D	PAGE 2 OF 6 PAGES

1	NAMES OF REPORTING PERSONS
(ENTITIES ONLY)
WERCS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)

(a)	☐

(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming

	7	SOLE VOTING POWER
NUMBER OF
		11,125,000
SHARES
	8	SHARED VOTING POWER
BENEFICIALLY		0

OWNED BY EACH
	9	SOLE DISPOSITIVE POWER
REPORTING
		11,125,000
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,125,000 (Includes 10,000,000 shares of Series A Convertible Preferred Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)                                                          ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.8%

14	TYPE OF REPORTING PERSON (See Instructions)

C0

CUSIP NO. 957881 10 5	13D	PAGE 3 OF 6 PAGES

1	NAMES OF REPORTING PERSONS
Robert W. Moberly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)

(a)	☐

(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER
NUMBER OF
		11,125,000
SHARES
	8	SHARED VOTING POWER
BENEFICIALLY		0

OWNED BY EACH
	9	SOLE DISPOSITIVE POWER
REPORTING
		11,125,000
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,125,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)                                                          ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.8%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common Stock, no par value

The issuer's name and address is:

Western Capital Resources, Inc.
2201 West Broadway, Suite 1
Council Bluffs, Iowa 51501

Item 2. Identity and Background

(a)	Name: The reporting person is WERCS, a Wyoming corporation. The Chief Executive Officer of WERCS is Robert W. Moberly.

(b)	Business address: The business address of WERCS and Mr. Moberly is 400 East First Street, P.O. Box 130, Casper, WY 82602.

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

WERCS is a corporation which is currently the largest shareholder of the Issuer.  Mr. Moberly is Chief Executive Officer, a director and a shareholder of WERCS (See Item 2(b)). Mr. Moberly is also a director of the Issuer.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

Neither Mr. Moberly nor WERCS have ever been convicted in a criminal proceeding.

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

Nothing to report.

(f)	Citizenship:

WERCS is a Wyoming corporation. Mr. Moberly is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

As a former sole shareholder of Wyoming Financial Lenders, WERCS received an aggregate of 1,125,000 shares of the Issuer’s common stock and 10,000,000 shares of Series A Convertible Preferred Stock in connection with a merger transaction completed on December 31, 2007.

Item 4. Purpose of Transaction

WERCS was a former shareholder of Wyoming Financial Lenders.  WERCS has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

WERCS owns 1,125,000 shares of Common Stock and 10,000,000 shares of Series A Convertible Preferred Stock of Western Capital Resources, Inc. The Series A Convertible Preferred Stock is convertible on a one-for-one basis into Common Stock, which amounts to 61.8% of the shares outstanding (based upon 7,996,007 shares of Common Stock and 10,000,000 shares of Series A Convertible Preferred Stock outstanding as reported by the Issuer.

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

WERCS holds 1,125,000 shares of Common Stock and 10,000,000 shares of Series A Convertible Preferred Stock of Western Capital Resources, Inc.  The Series A Convertible Preferred Stock votes on an “as if converted” basis.

(c)	Transactions in the securities effected during the past sixty days: None

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

SCHEDULE 13D

SIGNATURE
The undersigned, after reasonable inquiry and to the best of his/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009	WERCS

By:/s/ Robert W. Moberly
Robert W. Moberly
Its: Chief Executive Officer

By:/s/ Robert W. Moberly
Robert W. Moberly